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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)
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             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                               (Amendment No. __ )


                          SATCON TECHNOLOGY CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    803893106
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                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 803893106                                            Page 2 of 5 pages

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1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     David B. Eisenhaure
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) |_|
                                                                      (b) |_|

     Not applicable.
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3.   SEC Use Only

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4.   Citizenship or Place of Organization

       United States
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Number of Shares          5.   Sole Voting Power
Beneficially                   2,662,588 shares (1)
Owned by Each             ------------------------------------------------------
Reporting Person          6.   Shared Voting Power
With:                          1,900,000 shares (2)
                          ------------------------------------------------------
                          7.   Sole Dispositive Power

                               2,662,588 shares (1)
                          ------------------------------------------------------

                          8.   Shared Dispositive Power

                               1,900,000 shares (2)
                          ------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,562,588 shares (1) (2)
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)         |_|


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11.  Percent of Class Represented by Amount in Row (9)

     32.4%
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12.  Type of Reporting Person (See Instructions)

     IN
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(1) Includes 85,834 shares of Common Stock issuable upon exercise of outstanding stock options which may be exercised on or before March 1, 2001.

(2) Consists of 1,800,000 shares of Common Stock held by Mechanical Technology Incorporated and 100,000 shares of Common Stock issuable upon exercise of warrants held by Mechanical Technology Incorporated. Mr. Eisenhaure is a director of Mechanical Technology Incorporated and disclaims beneficial ownership of these shares.

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CUSIP No. 803893106                                            Page 3 of 5 pages

ITEM 1(a)                  NAME OF ISSUER:

                           SatCon Technology Corporation


ITEM 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           161 First Street
                           Cambridge, MA 02142-1221


ITEM 2(a).                 NAME OF PERSON FILING:

                           David B. Eisenhaure


ITEM 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           c/o SatCon Technology Corporation
                           161 First Street
                           Cambridge, MA 02142-1221


ITEM 2(c).                 CITIZENSHIP:

                           David B. Eisenhaure is a citizen of the United
                           States.


ITEM 2(d).                 TITLE OF CLASS OF SECURITIES:

                           Common stock, $0.01 par value per share.


ITEM 2(e).                 CUSIP NUMBER:

                           803893106


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

                           (a) |_| Broker or dealer registered under Section 15 of the Exchange Act;

                           (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act;

                           (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act;

                           (d) |_|  Investment company registered under
                                    Section 8 of the Investment Company Act;

                           (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                           (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                           (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                           (h) |_|  A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act;

                           (i) |_| A church plan that is excluded from the definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

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CUSIP No. 803893106                                            Page 4 of 5 pages

                           (j) |_|  Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).


ITEM 4.                 OWNERSHIP:

                        (a)  Amount Beneficially Owned:  4,562,588 shares (1)(2)

                        (b)  Percent of Class:  32.4%

                        (c)  Number of shares as to which such person has:

                             (i)   Sole power to vote or to direct the vote:
                                   2,662,588 shares (1)

                             (ii)  Shared power to vote or to direct the vote:
                                   1,900,000 shares (2)

                             (iii) Sole power to dispose or to direct the
                                   disposition of:  2,662,588 shares (1)

                             (iv) Shared power to dispose or to direct the disposition of: 1,900,000 shares (2)


ITEM 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                           Not applicable.


ITEM 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                           GROUP:  Not applicable.


ITEM 9.                    NOTICE OF DISSOLUTION OF GROUP:  Not applicable.


ITEM 10.                   CERTIFICATIONS: Not applicable.




(1) Includes 85,834 shares of Common Stock issuable upon exercise of outstanding stock options which may be exercised on or before March 1, 2001.

(2) Consists of 1,800,000 shares of Common Stock held by Mechanical Technology Incorporated and 100,000 shares of Common Stock issuable upon exercise of warrants held by Mechanical Technology Incorporated. Mr. Eisenhaure is a director of Mechanical Technology Incorporated and disclaims beneficial ownership of these shares.


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CUSIP No. 803893106                                            Page 5 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 14, 2001                            /S/ David B. Eisenhaure
                                                     ___________________________
                                                     David B. Eisenhaure
                                                     President, Chief Executive
                                                     Officer and Chairman of the
                                                     Board